UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)*

Cicero Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

171708100

(CUSIP Number)

John L. Steffens

c/o Spring Mountain Capital, LP

65 East 55th Street, 33rd Floor

New York, New York 10022

(212) 292-8300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 8, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

 _______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS JOHN L. STEFFENS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 109,588,786
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 109,588,786
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,588,786
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.2%
14	TYPE OF REPORTING PERSON IN

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Item 1.	Security and Issuer.

This is the fifth amendment to the original Schedule 13D, which was filed on July 13, 2007, and previously amended on October 12, 2007, on April 29, 2009, on January 26, 2010, and on April 25, 2013 (the “Fourth Amendment”).

This statement relates to the Common Stock, $0.001 par value per share (the “Shares”), of Cicero Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 8000 Regency Parkway, Suite 542, Cary, North Carolina 27518.

Item 2.	Identity and Background.

(a)     This statement is filed on behalf of John L. Steffens (the “Reporting Person”).

(b)     The address of the principal office of the Reporting Person is c/o Spring Mountain Capital, LP, 65 East 55th Street, 33rd Floor, New York, New York 10022.

(c)     The principal occupation of the Reporting Person is serving as the Senior Managing Director of Spring Mountain Capital, LP, an investment management firm.

(d)     Not applicable.

(e)     Not applicable.

(f)     The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Since the Reporting Person last reported acquisitions of Shares (see the Fourth Amendment), the Reporting Person entered into an Exchange Agreement, dated April 8, 2015, pursuant to which the Reporting Person converted an aggregate of $6,950,514 of debt owed to him by the Issuer into 69,505,140 Shares, at a rate of $0.10 per Share (the “Exchange Agreement”).

Item 4.	Purpose of Transaction.

The Reporting Person acquired the securities of the Issuer based on his belief that the securities, when acquired, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the acquisition of additional securities desirable, the Reporting Person may endeavor to increase his position in the Issuer through, among other things, the purchase of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable. The Reporting Person is a member of the Board of Directors of the Issuer.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by the Reporting Person is based upon 163,174,494 Shares outstanding, based on information provided by the Issuer as of March 31, 2015, and taking account of the Shares issued to the Reporting Person on April 8, 2015, as described in Item 3 above.

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(a)     As of the close of business on the date hereof, the Reporting Person may be deemed to beneficially own 109,588,786Shares, of which (a) 101,767,669 are owned of record by the Reporting Person, (b) 14,832 are issuable upon the conversion of 14.832 shares of Series A-1 Preferred Stock (convertible at any time into Shares on a 1-for-1,000 basis), (c) 6,400,000 are issuable upon the conversion of 6,400 shares of Series B Preferred Stock (convertible at any time into Shares on a 1-for-1,000 basis), (d) 1,388,285 are issuable upon the exercise of common stock purchase warrants and (e) 18,000 are issuable upon the exercise of options.

(b)     The Reporting Person has the sole power to vote and dispose of the Shares.

(c)     On April 8, 2015, the Reporting Person entered into an Exchange Agreement. See Item 3 above.

(d)     Not applicable.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person acquired warrants to purchase 438,285 Shares in connection with the delivery of a Long Term Promissory Note, and subsequent amendment thereto, by the Issuer to the Reporting Person. The Reporting Person acquired warrants to purchase 2,800,000 Shares as incentive for the cancellation of short-term notes held by the Reporting Person. The Form of Long Term Promissory Note Stock Purchase Warrant is attached as Exhibit 1. The Form of Amended Long Term Promissory Note Stock Purchase Warrant is attached as Exhibit 2.

The Reporting Person acquired 14.832 shares of Series A-1 Preferred Stock in connection with a restructuring of the Issuer. The Series A-1 Preferred Stock is convertible at any time on a 1-for-1,000 basis and has no expiration date. The rights and preferences of the Series A-1 Preferred Stock are set forth in the Issuer’s Certificate of Designation of the Series A-1 Preferred Stock. The description of the Certificate of Designation of the Series A-1 Preferred Stock, as it pertains to the Reporting Person, is incorporated herein by reference and similarly qualified in its entirety by reference to the full text of the Certificate of Designation of the Series A-1 Preferred Stock, which is attached as Exhibit 3.

The Reporting Person purchased 6,400 shares of Series B Preferred Stock for total consideration of $960,000. The Series B Preferred Stock is convertible at any time on a 1-for-1,000 basis and has no expiration date. The rights and preferences of the Series B Preferred Stock are set forth in the Issuer’s Certificate of Designation of the Series B Preferred Stock. The description of the Certificate of Designation of the Series B Preferred Stock, as it pertains to the Reporting Person, is incorporated herein by reference and similarly qualified in its entirety by reference to the full description of the Certificate of Designation of the Series B Preferred Stock, which is attached as Exhibit 4.

In connection with the Issuer’s 2007 Employee Stock Option Plan, the Reporting Person was awarded options to purchase 18,000 Shares in his capacity as a director of the Issuer. The options are currently exercisable. The description of the 2007 Employee Stock Option Plan, as it pertains to the Reporting Person, is incorporated herein by reference and similarly qualified in its entirety by reference to the full text of the 2007 Employee Stock Option Plan, with is attached as Exhibit 5.

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Other than the Exchange Agreement, dated as of April 8, 2015, by and among the Issuer and the Reporting Person, attached as Exhibit 6, and the warrants, the Series A-1 Convertible Preferred Stock, the Series B Preferred Stock and the options described above, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

See Item 4 above regarding disclosure of the relationship between the Reporting Person and the Issuer, which disclosure is incorporated here by reference. In his role as a member of the Issuer’s Board of Directors, the Reporting Person may be entitled to receive compensation from the Issuer in the form of Shares or securities exercisable for Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1	Form of Long-term Promissory Note Stock Purchase Warrant (incorporated by reference to Exhibit 4.17 to Issuer’s Form 10-K filed March 31, 2009)

2	Form of Amended Long-term Promissory Note Stock Purchase Warrant (incorporated by reference to Exhibit 4.3 to Issuer’s Form 10-K filed March 31, 2011)

3	Description of Certificate of Designation of Series A-1 Preferred Stock (incorporated by reference to Issuer’s Form 10-K filed March 31, 2015)

4	Description of Certificate of Designation of Series B Preferred Stock (incorporated by reference to Issuer’s Form 10-K filed March 31, 2015)

5	2007 Employee Stock Option Plan (incorporated by reference to Exhibit 10.22 to Issuer’s Form 10-K filed March 31, 2008)

6	Exchange Agreement, dated as of April 8, 2015, by and among the Issuer and the Reporting Person

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SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2015	/s/ John L. Steffens
JOHN L. STEFFENS

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Exhibit 6

EXCHANGE AGREEMENT

THIS EXCHANGE AGREEMENT (this "Agreement"), dated as of April 8, 2015, by and among Cicero Inc., a Delaware corporation (the "Company"), and the person or entity who signs on the signature page of this Agreement as an investor (the "Investor").

Introductory Statement

WHEREAS, the Company desires to convert certain of its indebtedness into shares of its common stock, par value $0.001 per share ("Common Stock"), and, in furtherance thereof, to offer a limited number of holders of its indebtedness, including the Investor, the opportunity to exchange any or all of their indebtedness of the Company for shares of Common Stock of the Company;

WHEREAS, the Investor owns the promissory note or notes of the Company evidencing indebtedness of the Company more particularly described on Schedule A hereto (collectively, the "Note"); and

WHEREAS, the Investor and the Company desire to convert the Note into shares of Common Stock of the Company as provided on Schedule A hereto;

NOW, THEREFORE, in consideration of the foregoing and the terms contained in this Agreement, the parties hereto agree as follows:

1. EXCHANGE

1.1 Conversion of Debt.

a. As of the Exchange Date (as defined below), on the terms and subject to the conditions contained herein, the Investor agrees to convert and exchange with the Company, and the Company agrees to convert and exchange with the Investor, at the rate (the "Conversion Rate") of ten thousand (10,000) shares of Common Stock of the Company for each One Thousand Dollars of indebtedness evidenced by the Note and to be converted by the Investor, the portion of the unpaid principal amount of and/or accrued interest on the Note set forth on Schedule A. The aggregate number of shares of Common Stock of the Company to be issued to the Investor upon conversion of the Note is herein referred to as the "Shares". The Company will round up to the nearest whole share for any resultant fractional shares at the Conversion Rate; however, the Company reserves the right to pay cash for fractional shares at the Conversion Rate. For purposes of determining fractional shares, and rounding, all Shares issuable upon conversion of the Note(s) described on Schedule A shall be aggregated.

b. Unless otherwise indicated on Schedule A hereto, the entire unpaid principal amount of and accrued interest on the Note shall be converted into shares of Common Stock of the Company at the Conversion Rate.

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c. If shares of Common Stock are to be issued in the name of a person other than the registered holder of the Note being converted, the Investor will pay all transfer taxes payable with respect thereto and shall deliver therewith such certificates and opinions as reasonably requested by the Company in accordance therewith. No fee will be charged by the Company to the holder for any conversion, except for such transfer taxes, if any.

2. CLOSING.

a. Upon the terms and subject to the conditions of this Agreement, it is intended that the closing (the "Closing") of the conversion contemplated by this Agreement (the "Conversion") shall take place as of the date (the "Exchange Date") of the execution of this Agreement; provided, that promptly following the Exchange Date, but no later than two (2) business days thereafter, the Investor shall deliver to the Company the original Note evidencing the indebtedness to be converted if the entire unpaid principle amount of and accrued interest on the Note is to be converted, along with such other documents as may be necessary to effect the transfer of the Note to the Company, free and clear of all liens, claims, charges, security interests, and encumbrances of any kind whatsoever (together, the "Transfer Documents").

b. The Closing will occur at the Company's headquarters at 10:00 a.m. (local time), or at such other place and time as the President of the Company shall determine in writing (the time and date of such closing being referred to herein as the "Closing Date"). The parties hereto agree to use their best efforts to have the Closing occur as soon as practicable consistent with the provisions of this Agreement.

c. The parties hereby agree that promptly following the Company's receipt of the Transfer Documents and the Transfer Agent's acceptance of such Transfer Documents to effect the Conversion of the Note, the Company shall request the Transfer Agent to issue to the Investor stock certificate(s) representing the shares of Common Stock of the Company into which the Note has been converted and the Company shall deliver to the Investor a check for any fractional shares, but only to the extent such fractional shares have not been rounded up into a whole share.

3. REPRESENTATIONS OF THE COMPANY. The Company represents and warrants to the Investor that:

a. The execution, delivery and performance of this Agreement by the Company and the consummation by it of the Conversion contemplated by this Agreement have been duly and effectively authorized by all requisite corporate action, and when fully executed and delivered, this Agreement shall constitute the legal, valid and binding obligations of the Company, enforceable in accordance with their respective terms.

b. Upon issuance of the Shares to the Investor, such Shares will be duly and validly authorized and issued, fully paid and nonassessable and free of any encumbrances or restrictions on transfer other than as provided by applicable law.

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c. None of the execution, delivery and/or performance of this Agreement by the Company, the consummation of the Conversion contemplated hereby or compliance by the Company with any of the provisions hereof or thereof will (i) conflict with, or result in any violation of, or cause a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, amendment, cancellation or acceleration of any obligation contained in or the loss of any benefit under any term, condition or provision of any document by which the Company establishes its legal existence or which govern its internal affairs or any instrument or agreement to which the Company is a party or by which the Company or any of its properties may be bound (including, without limitation, any trust agreement), or (ii) violate any law, statute, rule or regulation or order, writ, injunction or decree of any governmental entity applicable to the Company or any of its properties.

d. Except as contemplated by this Agreement or that which has already been obtained or provided, no consent, approval, permit, order, notification or authorization, or any exemption from registration, declaration or filing, is required in connection with the execution, delivery and performance by the Company of this Agreement, the consummation by the Company of the transactions contemplated hereby or thereby or compliance by the Company with any of the provisions hereof or thereof

e. Assuming the accuracy of the representations of the Investor in Section 4, the offering, sale, and issuance of the Shares are, or will be on or prior to the Closing, exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, and such offering, sale and issuance is also exempt from registration under applicable state securities and "blue sky" laws. The Company has made or will make all requisite filings and has taken or will take all action necessary to be taken to comply with such state securities or "blue sky" laws.

4. REPRESENTATIONS OF THE INVESTOR. The Investor represents and warrants to the Company that:

a. The Investor, if not a natural person, is an entity duly formed, validly existing and in good standing under the laws of its state of organization, is duly qualified to do business and in good standing in each other jurisdiction in which it conducts business, has assets or employees or maintains an office and has all requisite power and authority to own, lease and operate the assets used in its business, to carry on its business as presently conducted, and, to perform its obligations under this Agreement, and to consummate the Conversion contemplated hereby, except where the failure to be so qualified would not have a material adverse effect on the ability of the Investor to perform its obligations under this Agreement or to consummate of the Conversion contemplated thereby.

b. The Investor is the lawful record and beneficial owner of the Note being exchanged by it hereunder and has good and marketable title to such Note, free and clear of all liens, charges, security interests, options, encumbrances and claims of any kind or nature and with no restrictions on the incidents of record and beneficial ownership pertaining thereto, other than as provided by applicable law. The Investor is not the subject of any bankruptcy, reorganization or similar proceeding.

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c. The Investor has full and absolute legal right, power and authority to enter into this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by the Investor, and is the legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms.

d. None of the execution, delivery and/or performance of this Agreement by the Investor, the consummation of the Conversion contemplated hereby or compliance by the Investor with any of the provisions hereof will (i) conflict with, or result in any violation of, or cause a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, amendment, cancellation or acceleration of any obligation contained in or the loss of any benefit under any term, condition or provision of any document by which any the Investor establishes its legal existence or which govern its internal affairs or any instrument or agreement to which the Investor is a party or by which the Investor or any of its properties may be bound (including, without limitation, any trust agreement), or (ii) violate any law, statute, rule or regulation or order, writ, injunction or decree of any governmental entity applicable to the Investor or any of his or its properties.

e. Except as contemplated by this Agreement or that which has already been obtained or provided, no consent, approval, permit, order, notification or authorization, or any exemption from registration, declaration or filing, is required in connection with the execution, delivery and performance by the Investor of this Agreement, the consummation by the Investor of the transactions contemplated hereby or compliance by the Investor with any of the provisions hereof.

f. The Investor represents that it is acquiring the Shares for investment purposes only and not with the view to the distribution, resale, subdivision or fractionalization thereof, and that the transaction contemplated hereby is exempt from the registration provisions of the Securities Act. The Investor represents that it is acquiring the Shares for its own account and not for the account, benefit or interest, directly or indirectly, of any other person. The Investor represents that no repurchase rights, options, calls, puts or similar rights have been granted to the Company regarding the Shares.

g. The Investor has reviewed copies of such documents and other information as the Investor has deemed necessary in order to make an informed investment decision with respect to its conversion of the Note for the Shares being acquired and the Investor is not relying upon the Company for the accuracy or completeness of any of the information reviewed by the Investor, including all information filed by the Company pursuant to the Securities Act and the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. The Investor is relying solely on the Investor's own decision or the advice of the Investor's own adviser(s) with respect to an investment in the Company and the acquisition of the Shares, and has neither received nor relied on any communication from the Company or its agents regarding any legal, investment or tax advice relating to an investment in the Company and the acquisition of the Shares. The Investor hereby acknowledges that the Company is not making any representations or warranties with respect to the business, assets, liabilities, operations, condition (financial or otherwise), and prospects of the Company.

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h. The Investor is an "Accredited Investor" as the term is defined in Rule 501(a) of Regulation D as promulgated under the Securities Act. The Investor is a sophisticated investor with sufficient knowledge and experience in financial matters so as to be capable of evaluating and understanding, and has evaluated and understood, the merits and risks of purchasing the Shares being acquired by it. The Investor recognizes that investments in the Company involve substantial risks. The Investor has taken full cognizance of, and understands, such risks and has obtained sufficient information to evaluate the merits and risks of an investment in the Company and the acquisition of the Shares. The Investor is able to bear the substantial economic risks of the Investor's investment in the Company and the purchase of securities of the Company in that, among other factors, the Investor can afford to hold securities of the Company for an indefinite period and can afford a complete loss of the Investor's investment in the Company.

i. The Investor acknowledges that the Shares are "restricted securities" as that term is defined in Rule 144 adopted under the Securities Act; that the Investor's right to resell the Shares is subject to Rule 144 under the Securities Act; and that, if and when available, if at all, Rule 144 may impose volume limitations, and certain other conditions on resales made pursuant thereto. The certificates representing the Shares shall have an appropriate legend to such effect. The Investor represents that it has purchased restricted securities in the past and understands and acknowledges the lack of liquidity involved in the ownership of restricted securities.

5. MISCELLANEOUS.

5.1 Entire Agreement. This Agreement embodies the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes any and all prior agreements, arrangements and undertakings, whether written or oral, relating to matters provided for herein. There are no provisions, undertakings, representations or warranties relative to the subject matter of this Agreement not expressly set forth herein.

5.2 Expenses. Except as otherwise specifically provided in this Agreement, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transaction contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Exchange Date or the Closing shall have occurred.

5.3 Notices. Any notice, demand, claim, notice of claim, request or communication required or permitted to be given under the provisions of this Agreement shall be in writing and shall be deemed to have been duly given if delivered personally by facsimile or other electronic transmission or sent by first class or certified mail, postage prepaid to the following addresses:

If to the Company:

John Broderick

Cicero Inc.

8000 Regency Parkway

Suite 542

Cary, North Carolina 27518

E-mail: JBroderick@ciceroinc.com

If to the Investor, at the address listed on Schedule A or to such other address as any party may request by notifying in writing all of the other parties to this Agreement in accordance with this Section 5.3.

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Any such notice shall be deemed to have been received on the date of personal delivery, the date set forth on the postal service return receipt, the date of delivery shown on the records of the overnight courier or the date shown on the facsimile confirmation, as applicable.

5.4 Benefit and Assignment. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. There shall be no assignment of any interest under this Agreement by any party. Nothing in this Agreement, express or implied, is intended to and shall not under any circumstances create any enforceable right or benefit in any other person whatsoever, nor shall any other person whatsoever be entitled to have any claim, cause of action or right based upon or arising out of the existence of this Agreement or the consummation of the transactions contemplated hereby.

5.5 Waiver. Any waiver of any provision of this Agreement shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition, of this Agreement. The failure of any party to assert any of its rights hereunder shall not constitute a waiver of any such rights.

5.6 Amendment. This Agreement may not be amended or modified except by an instrument in writing signed by, or on behalf of, the Investor and the Company.

5.7 Construction of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual agreement, and this Agreement shall not be deemed to have been prepared by any single party hereto. The headings of the sections and subsections of this Agreement are inserted as a matter of convenience and for reference purposes only and in no respect define, limit or describe the scope of this Agreement or the intent of any section or subsection. This Agreement may be executed in one or more counterparts and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. References in this Agreement to "he" or "it" shall be deemed to refer to the pronoun of the appropriate gender, be it masculine, feminine or neuter.

5.8 Survival. The Company and the Investor covenant that their respective representations and warranties contained herein shall be true in all respects as of the Closing Date of the sale of the Shares pursuant to this Agreement. All representations and warranties and other agreements made by the Company and the Investor in this Agreement or pursuant hereto shall survive the Closing Date.

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5.9 Further Assurance. The parties agree to use all reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done all other things necessary, proper or appropriate to consummate and effectuate the transactions contemplated hereby, including the furnishing to the other party or any other appropriate party such further certifications, agreements, affidavits or other documents necessary to effectuate the purposes hereof

5.10 Governing Law. This Agreement shall be governed by, enforced under and construed in accordance with, the laws of the State of New York, without giving effect to any choice of law provision or rule thereof The parties submit to the exclusive jurisdiction of the courts of the State of New York and of the United States of America in each case located in the County of New York for any litigation arising out of or relating to the Agreement and the transactions contemplated hereby.

[remainder of page intentionally left blank; signature page follows]

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IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the date first above written.

Cicero Inc.

By:	/s/ John Broderick
Name: John Broderick
Title: CEO/CFO

Investor:

/s/ John L. Steffens
John L. Steffens

By:
Name:
Title:

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Schedule A

Conversion Election

The undersigned Investor hereby agrees to convert the portion of the Note(s) described below, as indicated, into shares of Common Stock of Cicero Inc. at the Conversion Rate and according to the other conditions set forth in the accompanying Exchange Agreement.

Description of Note			Amount of Note to be Converted*
Name and Address of Payee	Issue Date	Initial Principal Amount
John L. Steffens 65 E 55th St, 33rd Fl New York, NY 10022	3/30/12	$882,514	All Principal and Accrued Interest:
			All Principal Only: $882,514
			Principal Amount Only: $

	8/15/12	$100,000	All Principal and Accrued Interest:
			All Principal Only: $100,000
			Principal Amount Only: $

	8/30/12	$200,000	All Principal and Accrued Interest:
			All Principal Only: $200,000
			Principal Amount Only: $

	9/14/12	$ 50,000	All Principal and Accrued Interest:
			All Principal Only: $50,000
			Principal Amount Only: $

	10/1/12	$ 80,000	All Principal and Accrued Interest:
			All Principal Only: $ 80,000
			Principal Amount Only: $

	10/12/12	$ 75,000	All Principal and Accrued Interest:
			All Principal Only: $ 75,000
			Principal Amount Only: $

9

Name and Address of Payee	Issue Date	Initial Principal Amount	Amount of Note to be Converted*
John L. Steffens 65 E 55th St, 33rd Fl New York, NY 10022	10/15/12	$ 75,000	All Principal and Accrued Interest:
All Principal Only: $ 75,000
Principal Amount Only: $

	11/14/12	$100,000	All Principal and Accrued Interest:
All Principal Only: $100,000
Principal Amount Only: $

	11/16/12	$ 75,000	All Principal and Accrued Interest:
All Principal Only: $ 75,000
Principal Amount Only: $

	12/17/12	$ 75,000	All Principal and Accrued Interest:
All Principal Only: $ 75,000
Principal Amount Only: $

	12/28/12	$ 60,000	All Principal and Accrued Interest:
All Principal Only: $ 60,000
Principal Amount Only: $

	3/26/13	$150,000	All Principal and Accrued Interest:
All Principal Only: $150,000
Principal Amount Only: $

10

Name and Address of Payee	Issue Date	Initial Principal Amount	Amount of Note to be Converted*
John L. Steffens 65 E 55th St, 33rd Fl New York, NY 10022	4/2/13	$ 50,000	All Principal and Accrued Interest:
			All Principal Only: $ 50,000
			Principal Amount Only: $

	4/15/13	$ 50,000	All Principal and Accrued Interest:
			All Principal Only: $ 50,000
			Principal Amount Only: $

	4/29/13	$200,000	All Principal and Accrued Interest:
			All Principal Only: $200,000
			Principal Amount Only: $

	5/14/13	$150,000	All Principal and Accrued Interest:
			All Principal Only: $150,000
			Principal Amount Only: $

	5/30/13	$130,000	All Principal and Accrued Interest:
			All Principal Only: $130,000
			Principal Amount Only: $

	6/12/13	$150,000	All Principal and Accrued Interest:
			All Principal Only: $150,000
			Principal Amount Only: $

	6/27/13	$125,000	All Principal and Accrued Interest:
			All Principal Only: $125,000
			Principal Amount Only: $

11

Name and Address of Payee	Issue Date	Initial Principal Amount	Amount of Note to be Converted*
John L. Steffens 65 E 55th St, 33rd Fl New York, NY 10022	7/11/13	$ 90,000	All Principal and Accrued Interest:
			All Principal Only: $ 90,000
			Principal Amount Only: $

	7/15/13	$ 60,000	All Principal and Accrued Interest:
			All Principal Only: $ 60,000
			Principal Amount Only: $

	7/26/13	$150,000	All Principal and Accrued Interest:
			All Principal Only: $150,000
			Principal Amount Only: $

	8/14/13	$125,000	All Principal and Accrued Interest:
			All Principal Only: $125,000
			Principal Amount Only: $

	8/29/13	$150,000	All Principal and Accrued Interest:
			All Principal Only: $150,000
			Principal Amount Only: $

	9/12/13	$130,000	All Principal and Accrued Interest:
			All Principal Only: $130,000
			Principal Amount Only: $

	9/26/13	$ 85,000	All Principal and Accrued Interest:
			All Principal Only: $ 85,000
			Principal Amount Only: $

12

Name and Address of Payee	Issue Date	Initial Principal Amount	Amount of Note to be Converted*
John L. Steffens 65 E 55th St, 33rd Fl New York, NY 10022	9/27/13	$ 50,000	All Principal and Accrued Interest:
All Principal Only: $ 50,000
Principal Amount Only: $

	10/11/13	$ 75,000	All Principal and Accrued Interest:
All Principal Only: $75,000
Principal Amount Only: $

	10/15/13	$ 55,000	All Principal and Accrued Interest:
All Principal Only: $ 55,000
Principal Amount Only: $

	10/29/13	$ 65,000	All Principal and Accrued Interest:
All Principal Only: $ 65,000
Principal Amount Only: $

	10/30/13	$ 65,000	All Principal and Accrued Interest:
All Principal Only: $ 65,000
Principal Amount Only: $

	11/14/13	$ 60,000	All Principal and Accrued Interest:
All Principal Only: $ 60,000
Principal Amount Only: $

	11/15/13	$ 60,000	All Principal and Accrued Interest:
All Principal Only: $ 60,000
Principal Amount Only: $

13

Name and Address of Payee	Issue Date	Initial Principal Amount	Amount of Note to be Converted*
John L. Steffens 65 E 55th St, 33rd Fl New York, NY 10022	11/26/13	$135,000	All Principal and Accrued Interest:
All Principal Only: $135,000
Principal Amount Only: $

	12/12/13	$ 65,000	All Principal and Accrued Interest:
All Principal Only: $ 65,000
Principal Amount Only: $

	12/13/13	$ 65,000	All Principal and Accrued Interest:
All Principal Only: $ 65,000
Principal Amount Only: $

	12/27/13	$ 65,000	All Principal and Accrued Interest:
All Principal Only: $ 65,000
Principal Amount Only: $

	12/30/13	$ 70,000	All Principal and Accrued Interest:
All Principal Only: $ 70,000
Principal Amount Only: $

	1/14/14	$ 70,000	All Principal and Accrued Interest:
All Principal Only: $ 70,000
Principal Amount Only: $

	1/15/14	$ 65,000	All Principal and Accrued Interest:
All Principal Only: $ 65,000
Principal Amount Only: $

14

Name and Address of Payee	Issue Date	Initial Principal Amount	Amount of Note to be Converted*
John L. Steffens 65 E 55th St, 33rd Fl New York, NY 10022	4/14/14	$ 75,000	All Principal and Accrued Interest:
All Principal Only: $ 75,000
Principal Amount Only: $

	4/15/14	$ 75,000	All Principal and Accrued Interest:
All Principal Only: $ 75,000
Principal Amount Only: $

	4/29/14	$ 75,000	All Principal and Accrued Interest:
All Principal Only: $ 75,000
Principal Amount Only: $

	5/1/14	$ 33,000	All Principal and Accrued Interest:
All Principal Only: $ 33,000
Principal Amount Only: $

	5/14/14	$ 80,000	All Principal and Accrued Interest:
All Principal Only: $ 80,000
Principal Amount Only: $

	5/29/14	$ 70,000	All Principal and Accrued Interest:
All Principal Only: $ 70,000
Principal Amount Only: $

	5/30/14	$ 70,000	All Principal and Accrued Interest:
All Principal Only: $ 70,000
Principal Amount Only: $

15

Name and Address of Payee	Issue Date	Initial Principal Amount	Amount of Note to be Converted*
John L. Steffens 65 E 55th St, 33rd Fl New York, NY 10022	6/12/14	$ 70,000	All Principal and Accrued Interest:
All Principal Only: $ 70,000
Principal Amount Only: $

	6/13/14	$ 65,000	All Principal and Accrued Interest:
All Principal Only: $ 65,000
Principal Amount Only: $

	7/14/14	$ 60,000	All Principal and Accrued Interest:
All Principal Only: $ 60,000
Principal Amount Only: $

	7/15/14	$ 60,000	All Principal and Accrued Interest:
All Principal Only: $ 60,000
Principal Amount Only: $

	7/29/14	$ 65,000	All Principal and Accrued Interest:
All Principal Only: $ 65,000
Principal Amount Only: $

	7/30/14	$ 60,000	All Principal and Accrued Interest:
All Principal Only: $ 60,000
Principal Amount Only: $

	8/14/14	$ 65,000	All Principal and Accrued Interest:
All Principal Only: $ 65,000
Principal Amount Only: $

16

Name and Address of Payee	Issue Date	Initial Principal Amount	Amount of Note to be Converted*
John L. Steffens 65 E 55th St, 33rd Fl New York, NY 10022	8/15/14	$ 65,000	All Principal and Accrued Interest:
All Principal Only: $ 65,000
Principal Amount Only: $

	8/28/14	$ 70,000	All Principal and Accrued Interest:
All Principal Only: $ 70,000
Principal Amount Only: $

	8/29/14	$ 65,000	All Principal and Accrued Interest:
All Principal Only: $ 65,000
Principal Amount Only: $

	9/12/14	$ 70,000	All Principal and Accrued Interest:
All Principal Only: $ 70,000
Principal Amount Only: $

	9/15/14	$ 70,000	All Principal and Accrued Interest:
All Principal Only: $ 70,000
Principal Amount Only: $

	9/29/14	$ 70,000	All Principal and Accrued Interest:
All Principal Only: $ 70,000
Principal Amount Only: $

	9/30/14	$ 65,000	All Principal and Accrued Interest:
All Principal Only: $ 65,000
Principal Amount Only: $

17

Name and Address of Payee	Issue Date	Initial Principal Amount	Amount of Note to be Converted*
John L. Steffens 65 E 55th St, 33rd Fl New York, NY 10022	10/14/14	$ 65,000	All Principal and Accrued Interest:
All Principal Only: $ 65,000
Principal Amount Only: $

	10/15/14	$ 65,000	All Principal and Accrued Interest:
All Principal Only: $ 65,000
Principal Amount Only: $

	10/29/14	$ 65,000	All Principal and Accrued Interest:
All Principal Only: $ 65,000
Principal Amount Only: $

	10/30/14	$ 65,000	All Principal and Accrued Interest:
All Principal Only: $ 65,000
Principal Amount Only: $

	11/13/14	$ 75,000	All Principal and Accrued Interest:
All Principal Only: $ 75,000
Principal Amount Only: $

	11/14/14	$ 50,000	All Principal and Accrued Interest:
All Principal Only: $ 50,000
Principal Amount Only: $

	11/25/14	$ 70,000	All Principal and Accrued Interest:
All Principal Only: $ 70,000
Principal Amount Only: $

18

Name and Address of Payee	Issue Date	Initial Principal Amount	Amount of Note to be Converted*
John L. Steffens 65 E 55th St, 33rd Fl New York, NY 10022	11/26/14	$ 60,000	All Principal and Accrued Interest:
All Principal Only: $ 60,000
Principal Amount Only: $

	12/11/14	$ 75,000	All Principal and Accrued Interest:
All Principal Only: $ 75,000
Principal Amount Only: $

	12/15/14	$ 50,000	All Principal and Accrued Interest:
All Principal Only: $ 50,000
Principal Amount Only: $

	12/29/14	$ 70,000	All Principal and Accrued Interest:
All Principal Only: $ 70,000
Principal Amount Only: $

	12/30/14	$ 50,000	All Principal and Accrued Interest:
All Principal Only: $ 50,000
Principal Amount Only: $

	1/14/15	$ 75,000	All Principal and Accrued Interest:
All Principal Only: $ 75,000
Principal Amount Only: $

	1/15/15	$ 55,000	All Principal and Accrued Interest:
All Principal Only: $ 55,000
Principal Amount Only: $

19

Name and Address of Payee	Issue Date	Initial Principal Amount	Amount of Note to be Converted*
John L. Steffens 65 E 55th St, 33rd Fl New York, NY 10022	1/29/15	$ 70,000	All Principal and Accrued Interest:
All Principal Only: $ 70,000
Principal Amount Only: $

	1/30/15	$ 60,000	All Principal and Accrued Interest:
All Principal Only: $ 60,000
Principal Amount Only: $

Investor:

/s/ John L. Steffens
John L. Steffens

By:
Name:
Title:

* If partial conversion of principal, insert principal amount to be converted opposite "Principal Amount Only". In all cases, initial conversion option selected.

20